SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

TRANSACTION STATEMENT UNDER SECTION ON 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

SCHEDULE 13e-3/A

(Final Amendment)

(RULE 13e-100)

TRI-STATE 1ST BANC, INC.

(Name Of The Issuer)

TRI-STATE 1ST BANC, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

895665 10 7

(CUSIP Number of Class of Securities)

CHARLES B. LANG, PRESIDENT

TRI-STATE 1ST BANC, INC.

16924 ST. CLAIR AVENUE

P.O. BOX 796

EAST LIVERPOOL, OH 43920

(330) 385-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy To:

PERRY S. PATTERSON, ESQ.

RICHARD D. ROSE, ESQ.

BUCHANAN INGERSOLL

& ROONEY PC

ONE OXFORD CENTRE,

20TH FLOOR

301 GRANT STREET

PITTSBURGH, PA 15219

(412) 562-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
$1,491,920	$45.80

For purposes of calculating the fee only. This amount assumes the acquisition of 87,760 shares of common stock of the subject company exchanged for cash in the merger for $17.00 per share in cash, for a total consideration of $1,491,920 (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals 0.0000307 of the Total Consideration, or $45.80.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45.80

Form or Registration No.:	Pre. Sched. 14A

Filing Party:	Tri-State 1st Banc, Inc.

Date Filed:	November 9, 2007

This Final Amendment to Schedule 13E-3 (this “Final Amendment”) amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2007 by Tri-State 1st Banc, Inc. (the “Company”), an Ohio corporation, as amended by the Amendment No. 1 to Schedule 13E-3 filed on December 20, 2008, the Amendment No. 2 to Schedule 13E-3 filed on January 29, 2008, and the Amendment No. 3 to Schedule 13E-3 filed on February 8, 2008.

This Final Amendment is being filed pursuant to Rule 13e-3 as a final amendment to report the results of the Merger (as defined below.)

A special meeting of the shareholders of the Company (the “Special Meeting”) was held on March 14, 2008 to vote on two interrelated proposals designed to reduce the number of record holders of the Company’s common shares to below 300. The proposals involved: (1) amending the Company’s Amended and Restated Articles of Incorporation (the “Amendment”) to authorize the issuance of 100,000 shares of a new class of Series A Preferred Stock (“Series A Preferred Stock”); and (2) approving the merger of a recently formed, wholly owned subsidiary of the Company, Tri-State Merger Sub, Inc., with and into the Company (the “Merger”). The Company’s shareholders approved the Merger with an affirmative vote of approximately 70.1% of the Company’s outstanding common shares, and approved the Amendment with an affirmative vote of approximately 70% of the Company’s outstanding common shares. On March 14, 2008 following the Special Meeting and the approvals of the Amendment and the Merger, a Certificate of Merger was filed to effect the Merger, and in connection with such filing of the Certificate of Merger, the Company’s Amended and Restated Articles of Incorporation were filed with the Ohio Secretary of State to effect the Amendment. The Certificate of Merger became effective (the “Effective Time”) on March 14, 2008. Pursuant to the Merger, Tri-State Merger Sub, Inc. ceased its separate existence.

Pursuant to the terms of the Merger, at the Effective Time: (i) each share of common stock held by a shareholder of record who, as of the Special Meeting record date held fewer than 100 shares, was converted into the right to receive $17.00 in cash per share from the Company; and (ii) each share of common stock held by a shareholder of record who as, of the Special Meeting record date held 500 or more shares, remained unchanged. At the Effective Time, each share of common stock held by a shareholder of record who as of the Special Meeting record date held 100 or more but fewer than 500 shares of Common Stock was converted into the right to receive: (i) the per share cash consideration of $17.00; (ii) one share of Series A Preferred Stock; or (iii) a combination of cash and Preferred Stock, as previously elected by the shareholder.

The Merger reduces the record number of the Company’s common shareholders to below 300 and, concurrently with the filing of this Final Amendment, the Company is filing a Form 15 with the SEC to terminate the registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”) and to suspend its reporting obligations with the SEC under the Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2008	TRI-STATE 1ST BANC, INC.

	By:	/s/ Charles B. Lang
Charles B. Lang, President & CEO

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